O n t e c o C o r p o r a t i o n 19495 Biscayne Blvd., Suite 411 Aventura, Florida 33180 Phone (305) 932-9795 Fax (305)932-9033

October 12, 2012

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn:	Christian Windsor, Special Counsel Erin Purnell

Re:	Onteco Corporation Revised Preliminary Information Statement on Schedule 14C Filed: October 4, 2012 File No. 000-53104

To Whom It May Concern:

On behalf of Onteco Corporation, a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated October 5, 2012 (the “SEC Letter”) regarding the Revised Preliminary Information Statement on Schedule 14C (the “Information Statement”).

General

1.           Please be aware that the Registration Statement will be a primary offering on behalf of the shareholders to the public. As such, we confirm that the Registration Statement will be for a fixed price and that the shareholders will be deemed underwriters of the shares offered to the public.

Security Ownership of Executive Officers, Directors and Five Percent Shareholders, page 11.

2.           In accordance with the staff's comments, please be advised that additional disclosure has been provided regarding the letter of intent with Cyber Centers International Corporation ("CCI"). The Company and CCI will be finalizing the definitive share exchange agreement within one week from the date of this letter. The 150,000,000 shares of common stock to be issued in accordance with the share exchange with the shareholders of CCI were issued to the three shareholders of CCI on September 11, 2012.

O n t e c o C o r p o r a t i o n 19495 Biscayne Blvd., Suite 411 Aventura, Florida 33180 Phone (305) 932-9795 Fax (305)932-9033

Securities and Exchange Commission
Page Two
October 12, 2012

The Board of Directors deemed it in the best interests of the parties to issue the Company's shares of common stock to the shareholders of CCI prior to execution of the definitive share exchange agreement because the Company had received all of the issued and outstanding shares of common stock of CCI from the shareholders of CCI. The definitive share exchange agreement will be merely to memoralize in writing the exchange.  A current report on Form 8-K will also be filed within the next day regarding the letter of intent, the share exchange and the issuance of the 150,000,000 shares of common stock by the Company.

The shares were issued under Section 4(2) of the Securities Exchange Act of 1933, as amended. The 150,000,000 shares evidenced by the respective stock certificates are being held by the Company until consummation of the share exchange. Therefore, since the shares were issued, the beneficial table includes such issuance.

3.           In accordance with the staff's comments, please be advised that the beneficial ownership table has been revised to add a column regarding ownership of the Series A preferred shares.

On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

Onteco Corporation

By:	/s/ Dror Svorai
President//Chief Executive Officer